UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Hyliion Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449109107

(CUSIP Number)

Thomas J. Healy

1202 BMC Drive, Suite 100

Cedar Park, Texas 78613

Telephone: (833) 495-4466

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449109107

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Thomas J. Healy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 34,972,856
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,972,856
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,972,856
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.72%*
14.	Type of Reporting Person (See Instructions) IN

*

Represents the percentage ownership based on 153,901,829 shares of common stock of Hyliion Holdings Corp. outstanding as of October 1, 2020 as reported in the Current Report on Form 8-K filed on October 7, 2020.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Hyliion Holdings Corp. (the “Issuer”). The Issuer’s principal executive office is located at 1202 BMC Drive, Suite 100, Cedar Park, Texas 78613.

Item 2.	Identity and Background

(a) Thomas J. Healy, an individual ( “Reporting Person”).

(b) The business address of Reporting Person is Hyliion Holdings Corp., 1202 BMC Drive, Suite 100, Cedar Park, Texas 78613.

(c) Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)–(e) During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Person is deemed to beneficially own 34,972,856 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. Reporting Person acquired the shares pursuant to the Business Combination Agreement and Plan of Reorganization, dated as of June 18, 2020, by and among Tortoise Acquisition Corp. (“Tortoise”), Hyliion Inc. (“Legacy Hyliion”) and SHLL Merger Sub Inc., a wholly-owned subsidiary of Tortoise (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy Hyliion, with Legacy Hyliion surviving the merger as a wholly-owned subsidiary of Tortoise (which subsequently changed its name to “Hyliion Holdings Corp.”).

Item 4.	Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Reporting Person beneficially owns 34,972,856 shares of the Issuer’s Common Stock, which represents approximately 22.72% of the Issuer’s Common Stock, consisting of 34,972,856 shares of Common Stock owned outright.

(b) Reporting Person may be deemed to hold sole voting and dispositive power over his 34,972,856 shares of Common Stock of the Issuer.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 34,972,856 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material To Be Filed As Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020	/s/ Thomas J. Healy
Thomas J. Healy

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